UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mereo Biopharma Group plc

File No. 333-229351 - CF#37132

Mereo Biopharma Group plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-4 registration statement filed on January 25, 2019.

Based on representations by Mereo Biopharma Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through January 24, 2029
Exhibit 10.21	through January 24, 2029
Exhibit 10.22	through January 24, 2029
Exhibit 10.22.1	through January 24, 2029
Exhibit 10.23	through January 24, 2022
Exhibit 10.24	through January 24, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary